Exhibit 99.2

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC D-Market Electronic Services & Trading Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (NY City Time) on September 8, 2025) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of D-Market Electronic Services & Trading registered in the name of the undersigned on the books of the Depositary as of the close of business August 15, 2025 at the Annual General Meeting of D-Market Electronic Services & Trading to be held on September 15, 2025 in Istanbul. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE D-Market Electronic Services & Trading Annual General Meeting of Shareholders For Shareholders of record as of August 15, 2025 Monday, September 15, 2025 11:00 AM, Local Time BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (NYC Time) on September 8, 2025 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

D-Market Electronic Services & Trading Annual General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE Agenda: FOR AGAINST 1. Opening of the meeting and election of the General Assembly Meeting Chairmanship, #P2# #P2# 2. Authorization of the General Assembly Meeting Chairmanship to sign the minutes of the meeting, #P3# #P3# 3. Reading and discussion of the annual report prepared by the Board of Directors for the year 2024 and reading of the independent auditor's report, as stipulated in the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives to be Present at These Meetings (the "Regulation"), 4. Reading, discussion, and approval of the financial statements for the 2024 accounting period, as specified in the Regulation, #P5# #P5# 5. Release of the members of the Board of Directors for all their respective business, transactions and activities for the year 2024, as specified in the Regulation, #P6# #P6# 6. Decision on the Company's profit for the 2024 accounting period, the use of the profit, the proportions of the profit and earnings shares to be distributed, as specified in the Regulation, #P7# #P7# 7. Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees under Article 394 of the TCC, #P8# #P8# 8. Appointment of the independent auditor for the 2025 accounting period, as specified in the Regulation, #P9# #P9# 9. Authorization of the members of the Board of Directors for the commercial activities and transactions referred to in Article 395 and Article 396 of the TCC, #P10# #P10# 10. Approval of the Board of Directors' resolution no. 2025/16 dated 30/04/2025 regarding inflation accounting procedures in accordance with the Tax Procedure Law no. 213 and the TCC, #P11# #P11# 11. Determination of the upper limit for the aid and donations to be made until the next Ordinary General Assembly meeting of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors within this context, #P12# #P12# 12. Closures of the meeting Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date Non-Votable Non-Votable